

Mail Stop 4720

May 10, 2016

<u>VIA E-mail</u>
Mr. Douglas K. Howell
Vice President and Chief Financial Officer
Arthur J. Gallagher & Company
Two Pierce Place
Itasca, IL  60143

> **Re:    Arthur J. Gallagher & Company**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 10, 2016**
> **File No. 001-09761**

Dear Mr. Howell:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.  In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation</u>
<u>Off-Balance Sheet Arrangements</u>
<u>Off-Balance Sheet Debt, page 52</u>

1.  Your disclosure indicates that you posted several letters of credit to allow certain of your captive operations to meet minimum statutory surplus requirements.  Please address the following:
    *   Clarify for us if these entities are captive insurance entities or rent-a-captive facilities.
    *   Explain to us the consequences to you if a captive does not meet its minimum statutory surplus requirements and the potential impact to your results of operations and financial position.

Notes to Consolidated Financial Statements
15. Insurance Operations, page 91

2. Please address the following:
   - Explain to us the difference between core companies, captive insurance entities and rent-a-captive facilities as referred to throughout your filing and clarify for us the nature of your business activity with each type of entity.
   - For each type of entity above, tell us:
     - Your ownership percentage, your accounting treatment and the basis for your accounting treatment including reference to authoritative literature; and
     - where it is recorded within your consolidated financial statements and its related impact as of and for each period presented.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:
   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;
   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Senior Staff Accountants Christine Allen Torney at (202) 551-3652 or Tabatha McCullom at (202) 551-3658 with any questions. In this regard, do not hesitate to contact me at (202) 551-3679.

   Sincerely,

   /s/ Jim B. Rosenberg

   Jim B. Rosenberg
   Senior Assistant Chief Accountant
   Office of Healthcare and Insurance